Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:     (905) 841-2300
Fax:          (905) 841-2244
Web:        www.helixbiopharma.com

 March 22, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP ACHIEVES LAST-PATIENT-OUT IN ITS
PHASE II TRIAL OF TOPICAL INTERFERON ALPHA-2B IN
PATIENTS WITH ANO-GENITAL WARTS

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: HXBPF) announced today that it has achieved last-patient-out in its Phase II trial of Topical Interferon Alpha-2b for the treatment of ano-genital warts (AGW).  Accordingly, all patients enrolled in the study have completed the prescribed study procedures, and Helix will now proceed to closing of the database and analysis of the results.  Based on the trial design and schedule, final reporting is expected in mid to late calendar 2010, as previously announced.

About the Clinical Trial

The double-blind and placebo-controlled Phase II trial was conducted at multiple centers in Germany and Sweden.  Patients participating in the trial self-administered active treatment or control cream to the external ano-genital region twice-daily, for five consecutive days per week over a treatment period of eight weeks, with a follow-up visit to assess for lesion recurrence at 16 weeks.  Only female subjects were enrolled in the trial in order to avoid inter-sex treatment variations.  The trial was designed to enroll a minimum of 120 patients, whereby half were intended to receive Topical Interferon Alpha-2b and the other half a vehicle cream intended to serve as a placebo control.  A total of 129 patients were enrolled in the trial.  The primary endpoint for the trial will be comparison of the proportion of patients with complete clearance of their baseline lesions during the eight week treatment period.

About Ano-Genital Warts

Ano-genital warts result from HPV infection of the external genitalia, and can manifest as outwardly visible growths of varying sizes and shapes in both men and women. Treatment options today are limited by tolerability issues such as pain, irritation and swelling at the treatment site.  Treatments may include topical preparations, intralesional injection of interferon alpha-2b and surgically ablative procedures.   Helix believes that more effective and better tolerated treatments are needed.

About Topical Interferon Alpha-2b

Interferon Alpha-2b is an immune system modulator that is active against a variety of HPV-induced lesions. Interferon Alpha-2b is thought to function by triggering an antiviral response within infected cells, by activating certain intracellular enzymes that cause degradation of viral RNA, and by mobilizing the body's natural immune system to destroy the infected cells. Interferon Alpha-2b has been widely used commercially as a treatment for ano-genital warts caused by HPV, but is not generally favored due to the fact that conventional administration requires painful intralesional injections by a medical professional.  Furthermore, intralesional injections are restricted to visible lesions, while HPV infection is often characterized by both visible and non-visible (i.e.sub-clinical) lesions.  Helix's Topical Interferon Alpha-2b utilizes the Company’s proprietary BiphasixTM drug delivery technology, and is expected to offer a safe, discreet, self-administered and pain-free therapy that can be broadly applied across the entire affected tissue area. Helix anticipates that this will prove highly advantageous both from a patient compliance perspective by offering a superior tolerability profile and from an efficacy standpoint.

About BiphasixTM

The Biphasix™ technology is a topical formulation system for microencapsulating therapeutic compounds in multilayered, lipid-based microvesicles. These microvesicles have complex structures that include a variety of compartments into which drug molecules can be integrated. The principal application of the technology is in the preparation of topical dosage forms for the dermal (into the skin) or mucosal (into the mucosal tissues) delivery of large, molecular weight, drug compounds. Topical Interferon Alpha-2b is the first compound in clinical development employing the Biphasix™ technology.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX under the symbol “HBP”.

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 528-2220
Email: robert.flamm@russopartnersllc.com	Email: ian.stone@russopartnersllc.com
www.russopartnersllc.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s Phase II trial of Topical Interferon Alpha-2b in patients with ano-genital warts (the “AGW trial”), the closing and analysis of AGW trial data, and reporting of final results in mid to late calendar 2010; various benefits and advantages that Topical Interferon Alpha-2b is expected to offer; Helix’s belief regarding the need for better treatments for ano-genital warts; the development of Helix’s L-DOS47 and Topical Interferon Alpha-2b new drug candidates; the Biphasix technology design and application; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of  Helix’s drug candidates; that the results of the AGW trial will meet or exceed expectations and will be reported within the expected timeline; the receipt of necessary regulatory approvals and appropriate financing; and that Topical Interferon Alpha-2b will ultimately be successfully developed and commercialized.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all; uncertainty whether the AGW results will be reported within expected timelines or will meet expectations; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product; the risk that Helix’s supplier of interferon alpha-2b may not continue to provide necessary supplies or exercise its commercialization option;  the need for further clinical trials which may not occur as planned or achieve expected results; product liability and insurance risks; uncertainties related to research and development, including manufacturing risks; intellectual property risks; uncertainties related to economic conditions; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov/edgar.shtml for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

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